Exhibit 1.01

TERMS AGREEMENT

April 24, 2006

Citigroup Funding Inc.

388 Greenwich Street, 38th Floor

New York, New York 10013

Attn: Treasury Capital Markets

Ladies and Gentlemen:

We understand that Citigroup Funding Inc., a Delaware corporation (the “Company”), proposes to issue and sell $28,000,000 aggregate principal amount of its 18.25% per Annum Equity LinKed Securities (ELKS®) Based Upon American Depositary Receipts Representing the Ordinary Shares of Tenaris S.A. Due October 27, 2006 (the “ELKS”). The payments due under the ELKS will be fully and unconditionally guaranteed by Citigroup Inc., a Delaware corporation (the “Guarantor”). Subject to the terms and conditions set forth herein or incorporated by reference herein, Citigroup Global Markets Inc. (the “Underwriter”) offers to purchase 2,800,000 ELKS for an amount equal to $27,650,000 (98.75% of the aggregate principal amount). The Closing Date shall be April 27, 2006 at 9:00 a.m. at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006.

The ELKS shall have the following terms:

Title:	18.25% per Annum Equity LinKed Securities (ELKS®) Based Upon American Depositary Receipts Representing the Ordinary Shares of Tenaris S.A. Due October 27, 2006

Maturity:	October 27, 2006

Coupon:	Each ELKS will pay a coupon of $0.9125 in cash on the Coupon Payment Date. The coupon will be composed of $0.2543 of interest and $0.6582 of an option premium.

Maturity Payment:	Holders of the ELKS will be entitled to receive at maturity the Maturity Payment (as defined in the Prospectus Supplement dated April 24, 2006 relating to the ELKS)

Coupon Payment Date:	October 27, 2006

Regular Record Date:	October 24, 2006

Initial Price To Public:	100% of the principal amount thereof, plus accrued interest from April 27, 2006 to date of payment and delivery

Redemption Provisions:	The ELKS are not redeemable by the Company prior to maturity

Trustee:	The Bank of New York

Indenture:	Indenture, dated as of June 1, 2005

All the provisions contained in the document entitled “Citigroup Funding Inc.—Debt Securities—Underwriting Agreement Basic Provisions” and dated March 10, 2006 (the “Basic Provisions”), a copy of which you have previously received, are herein incorporated by reference in their entirety and shall be deemed to be a part of this Terms Agreement to the same extent as if the Basic Provisions had been set forth in full herein. Terms defined in the Basic Provisions are used herein as therein defined.

The Underwriter hereby agrees in connection with the underwriting of the ELKS to comply with the requirements set forth in any applicable sections of Section 2720 to the By-Laws of the National Association of Securities Dealers, Inc.

Michael S. Zuckert, Esq. is General Counsel, Finance and Capital Markets of the Guarantor and legal counsel to the Company. Cleary Gottlieb Steen & Hamilton LLP is counsel to the Underwriter. Cleary Gottlieb Steen & Hamilton LLP is special tax counsel to the Company and the Guarantor.

Please accept this offer no later than 9:00 p.m. on April 24, 2006, by signing a copy of this Terms Agreement in the space set forth below and returning the signed copy to us, or by sending us a written acceptance in the following form:

“We hereby accept your offer, set forth in the Terms Agreement, dated April 24, 2006, to purchase the ELKS on the terms set forth therein.”

Very truly yours, CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Richard T. Chang
Name: Richard T. Chang Title: Managing Director

ACCEPTED:

CITIGROUP FUNDING INC.

By:	/s/ Geoffrey S. Richards
Name: Geoffrey S. Richards Title: Vice President and Assistant Treasurer

CITIGROUP INC.

By:	/s/ Charles E. Wainhouse
Name: Charles E. Wainhouse Title: Assistant Treasurer